FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-37723

Enel Chile S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Chile S.A.

Securities Registration Record N° 1139

                                                                                                                              Santiago, April 29, 2019

                                                                                                                              Ger. Gen. N° 011/2019

Mr. Joaquín Cortez H.

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’ Higgins N° 1449

Santiago

                                                                                                                 Ref.: Significant Event

Dear Sir,

In accordance with articles 9 and 10 under Chilean Securities Market Law N° 18,045, and as established under Chilean General Norm N°30 of the Superintendence, and as duly authorized on behalf of Enel Chile S.A. (the “Company”), I hereby inform you as significant event that at the Ordinary Shareholders Meeting held today, it was agreed to distribute a minimum mandatory dividend (from which the interim dividend paid in January 2019 is deducted) and an additional dividend amounting a total of Ch$217,025,962,471, equivalent to Ch$3.137730 per share.

Since the aforementioned interim dividend N°6 has already been paid, it will proceed to distribute and pay the remaining of the final dividend N°7 amounting a total of Ch$185,737,591,809, equivalent to Ch$2.685367 per share.

As set forth in Circular Letter No. 660/86, I enclose herewith, the two forms related to the above-mentioned final dividend.

Sincerely yours,

Paolo Pallotti

Chief Executive Officer

c.c.:         Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Chile Electronic Stock Exchange)

             Comisión Clasificadora de Riesgos (Risk Classification Comisión)

Banco Santander Santiago - Representantes Tenedores de Bonos (Bondholders Representative)

             Depósito Central de Valores (Central Securities Depositary)

FINANCIAL MARKET COMMISSION

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

CHILE

INTERNAL USE: C.M.F. OFFICE

FORM No.°1

DIVIDENDS DISTRIBUTION

0.01 Original Information: YES 0.02 Date: 04 / 29 / 2019 (month/day/year)

1. COMPANY IDENTIFICATION

                                                                                                                        Dispatch date

1.01 Tax No.°:                  76,536,353-5                                                         1.02  Date :    04 / 29 / 2019   (month/day/year)

1.03 Company:   ENEL CHILE   S.A.

1.04 Securities Registration Record:   1139                                                1.05 Affected series:    Unique   .

1.06 Ticker local exchange:   ENELCHILE                                        1.07 Movement Code:   7__

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

2.01 Date of agreement:  04 / 29 / 2019  (month/day/year)

2.02 Agreement Settlement:    1   .  (1: Ordinary Shareholders’ Meeting / 2: Extraordinary Shareholders’ Meeting /

                                                        3: Board of Directors Meeting)

2.03 Amount of the dividend:  Ch$ 77,224,610,573.-_                                                       2.04 Type of currency: Ch$  --    .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 69,166,557,220.- 3.02 Closing Date: 05 / 11 / 2019 (month/day/year)

4. DIVIDEND INFORMATION

4.01 Type of dividend:  2_ (1: Interim / 2: Definitive minimum by law / 3 Definitive additional or  eventual)

4.02 Year Ended:  12 / 31 / 2018  (month/day/year)

4.03 Type of payment:   1       (1: In cash / 2: Optional in cash or shares of the own issuance / 3: Optional in cash or shares of others companies                                                 / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional in cash or shares)

5.01 Payment in cash: Ch$ 1.11650 /share 5.02 Type of currency: Ch$ --. 5.03 Payment Date: 05 / 17 / 2019 (month/day/year)

(CONTINUE)

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Starting Date:      /    /     (month/day/year)

6.02 Expiration Option Date:      /    /     (month/day/year)

6.03 Date of the distribution of shares :      /    /     (month/day/year)

6.04 Series to choose:                                 (Only if the option is based on shares of own issuance)

6.05 Shares post movement:                                 (Only if the option is based on shares of own issuance)

6.06 Tax No.° of the Issuer:                        (Only if the option is based on shares in which the company is holder)

6.07 Ticker local Exchange:                        .

6.08 Factor of shares:                           shares  to be received by one share with rights

6.09 Share price:                     Ch$ / share.                                                   6.10 Type of currency: Ch$                  .

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

7. COMMENTS

Tax Effects: The Tax Credit that this dividend could have will be announced promptly to the shareholders.

Dividend: This dividend, equivalent to 21.34987% of the net income for the fiscal year 2018, accrued to the 2018 net income, along with the interim dividend already paid, equivalent to 8.65013% of the 2018 net income, constitutes the legal minimum dividend of 30% of the 2018 net income.

Hour, Place and Payment procedures: To all shareholders with their corresponding authorization, the dividend will be transferred into the bank account or savings account of the shareholder. To the shareholders who requested to have their dividend sent by mail, it will be sent by nominative check or bank draft, by certified mail, to the shareholder address registered in the Shareholders’ Registration. To shareholders who get their checks or bank draft directly, they must withdraw it during bank business days starting from May 17, 2019, at any of the Banco de Crédito e Inversiones, BCI, branch offices all along the country from Monday to Friday, from 9:00 to 14:00. This last modality will be also used for all those shareholders that have not expressly requested a form of payment and for all whose bank accounts have been objected by the bank in a verification process prior to payment. In cases where the check or bank draft have been returned by the post office to DCV Registros S.A., they shall remain under their custody until they are withdrawn or requested by the shareholders.

Newspaper and Publication Date: The publication of the dividend announcement shall be made in the newspaper El Mercurio de Santiago, on May 6, 2019.

Type of Entity: Publicly Held Limited Liability Stock Company.

Dividend per share:  In accordance with the provisions of the Circular N° 660 of 1986 of the Financial Market Commission, in number 5.01 of the present form, it is indicated to pay as amount in Chilean pesos per share a number consisting of five decimal places, approaching the fifth decimal to the nearest integer. However that, for the purposes of the accuracy of the calculation of the dividend per share, the exact amount to be paid per share is the sum of Ch$ 1.11650216053648.

Statement: "The information disclosed in this form is accurate and correct, therefore, I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE     :                                                                                      .

NAME OF THE LEGAL REPRESENTATIVE :  Paolo Pallotti. Chief Executive Officer

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

FINANCIAL MARKET COMMISSION

CHILE

INTERNAL USE ONLY:

FORM N°1

DIVIDEND DISTRIBUTION

0.01 Original Information : YES (YES/NO) 0.02 Dispatch Date : 04/29/2019 (MM/DD/YY)

1. IDENTIFICATION OF THE COMPANY AND TRANSACTION

                                                                                                                       Dispatch date

1.01 Tax Number                              : 76,536,353-5.                              1.02 Original Form. : 04/29/2019 (MM/DD/YY)

1.03 Company:   ENEL CHILE S.A.

1.04 Securities Registration Record No.:   1139                                                1.05 Affected series:  UNIQUE

1.06 Ticker Local Exchange:   ENELCHILE                                               07  Individualization movement :  7A._

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Agreement Date      : 04/29/2019 (MM/DD/YY)

2.02 Agreement Settlement: 1 (1: Ordinary Shareholders’ Meeting / 2: Extraordinary Shareholders’ Meeting /3: Board of Directors Meeting )

2.03 Dividend Amount: 108,512,981,236                                                2.04 Type of currency  : Ch$.

3. SHARES AND SHAREHOLDERS WITH RIGHT

3.01 Number of shares : 69,166,557,220 3.02 Closing date: 05/11/2019 (MM/DD/YY)

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend: _ 3_ (1: Interim / 2: Definitive minimum by law  / 3 Definitive additional or eventual)

4.02 Year ended :  12/31/18 (MM/DD/YY)

4.03 Form of Payment :   1_     (1: In cash / 2: Optional in cash or shares of the own issuance / 3: Optional in cash or shares of other companies / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH (In cash or optional cash or shares)

5.01 Payment in cash: 1.56886 per share. 5.02 Currency type: Ch$ 5.03 Payment date : 05/17/19 (MM/DD/YY)

6. DISTRIBUTION OF THE OPTIONAL DIVIDEND IN SHARES

6.01 Starting date                     :      /    /     (MM/DD/YY)

6.02 Expiration Option Date   :      /    /     (MM/DD/YY)

6.03 Date of the distribution of shares  :      /    /     (MM/DD/YY)

6.04 Series to choose               :                                 (Only if the option is based on shares of own issuance)

6.05 Shares post movement   :                                 (Only if the option is based on shares of own issuance)

6.06 Tax No. Of the issuer       :                        (Only if the option is based on shares of which the Company owns)

6.07 Ticker Local Exchange    :                        .

6.08 Factor of shares   :                           shares to be received by one share with right

6.09 Share price            :                     /share.                                                   6.10 Currency type: Ch$.

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

7. COMMENTS

Tax Effects: The Tax Credit that this dividend could have will be announced promptly to the shareholders.

Dividend: This dividend will be charged to the net income for the fiscal year 2017 and corresponds to the 30% of the net income as of December 31, 2018.

Hour, Place and Payment procedures: To all shareholders with their corresponding authorization, the dividend will be transferred into their bank account or savings account. To the shareholders who requested the payment by mail, it will be sent by nominative check or bank draft, by certified mail, to the shareholder address registered in the Shareholders’ Registration. To shareholders who get their checks or bank draft directly, they must withdraw it during bank business days starting from May 17, 2019, at the offices of the DCV Registros S.A., in its capacity as administrator of the Enel Chile S.A. Shareholders’ Registration, or in any branch offices of the Banco de Crédito e Inversiones, BCI, within the country from Monday to Friday, from 9:00 to 14:00.This last option will be also used by all shareholders with no specific indication on the form of payment and for all whose bank accounts have been objected by the bank in a verification process. In cases where the check or bank draft have been returned by the post office to DCV Registros S.A., they shall remain under its custody until they are withdrawn or requested by the shareholders.

Newspaper and Publication Date: The publication of the dividend announcement will be made in the newspaper El Mercurio de Santiago, on May 6, 2019.

Type of Entity: Publicly Held Limited Liability Stock Company.

Dividend per share: In accordance with the provisions of Circular No. 660 enacted in 1986 by the Superintendence of Securities and Insurance, current Financial Market Commission, in 5.01 of this form, a number with five decimals has been indicated as the amount to be paid per share, approaching the fifth decimal to the nearest whole figure. Notwithstanding the foregoing, for accuracy purposes of the calculation of dividends per share, the exact amount per share is the sum of Ch$ 1.56886486182693.

Declaration: "The information contained in this form is exact and correct, therefore I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE: __________________________

NAME OF THE LEGAL REPRESENTATIVE:  Paolo Pallotti. Chief Executive Officer

Enel Chile S.A. - Teléfono (56) 22 353 4400  - Santiago de Chile

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Chile S.A.

By: /s/ Paolo Pallotti
--------------------------------------------------

Title: Chief Executive Officer

Date: April 29, 2019